China Media Group Corporation
March 14, 2008
Securities and Exchange Commission 100 F Street N.E. Washington DC, 20549 USA
Attention:	Mr. Robert S. Littlepage, Jr Accounting Branch Chief
Dear Sir,
Re:	China Media Group Corporation Item 4.01 Form 8-K Filed on February 29, 2008 File No. 000-50431
We refer to your mail on March 4, 2008 in respect to the above captioned Filed Form 8K.
We respond to the items in your email as follows:
1)	We have amended and refilled the Form 8K to reflect your comments.
2)

Our auditor, Albert Wong & Co., advised that they are in the process of getting the accreditation and is working with Mr. Kevin Stout of the SEC. They expect that they can complete the process by the time we are required to file our accounts for the 10K. However if there are delays in the accreditation process, then we have identified a qualified registered public accounting firm to take over the audit. In any event, we will ensure that the public accounting firm will be qualified and accredited prior to their inclusion of their audit report in SEC filings.

Yours faithfully,
For and on behalf of
China Media Group Corporation

/s/ Con Unerkov
-------------------------
Con Unerkov, President
cc.	Albert Wong & Co.